INVEST IN **WE COULD BE HEROES**

Press Start to Join this Epic Hero Movie


WE COULD
BE HEROES
game on.

wecouldbeheroes-movie.com Los Angeles, CA

Highlights

1. Mark Elias is a main cast member on the hit show 911 Lone Star that is distributed worldwide.
2. First two features garnered over a dozen festival laurels and secured immediate distribution.
3. Star level talent already expressed interest in one of the lead roles.
4. Producer Ivan Williams has 13 years of handling projects worth more than $60 million.
5. Ivan Williams has worked with star talent including Geena Davis, Jesse Eisenberg, George Clooney.

6   3.3 billion gamers worldwide (2025).

7   Producer Paul Emami's 30+ years of producing and directing commercial, narrative and documentary.

Featured Investor



Hank White
Syndicate Lead

Follow

Invested $50,000 ⓘ

""As the lead investor in *We Could Be Heroes*, I was impressed with the script from the beginning. When Mark Elias first approached me with the project, it was clear that his passion and vision were something special. His storytelling was compelling, and I knew this was a project I had to be a part of. I was excited to invest in what I knew would be a powerful and inspiring film, and I couldn't be more proud of the result." My commitment is to advise and assist in the making of "We Could Be Heros". I will share this page with all my social media."

Our Team



Mark Elias   Producer

Written/produced two web series, two short films, two feature films.



Paul Emami   Producer

Paul Emami - 30+ years as a commercial director and producer, as well as ten feature films, with both narrative and documentary.



Ivan Williams   Producer



Thirteen years of successfully handling projects worth more than $60 million; executive produced notable feature films including KNIGHTS OF BADASSDOM (Steve Zahn) and BIG STONE GAP (Ashley Judd, Whoopi Goldberg), THIS CHANGES EVERYTHING (Geena Davis).



J. Hank White Producer

A film industry veteran with over forty-five years of experience, co-owner of Redemption Pictures Inc. and has produced several award-winning films including Charlie Zone, and owns Rebirth Films Inc. and Stone Cold Productions Ltd.

A movie about a gamer, for gamers - of any age.



WE COULD BE HEROES

game on.

WHY THIS FILM

I developed a compelling story while gaming with my (much) younger cousin who lives across the country and based it off of a very simple premise: a young gamer girl's console is stolen.

Enlisting her frenemy neighbor, a failing wannabe detective, this odd couple crime solving duo learn about each other and themselves along the way. A fun, fast, and irreverent story with a heartfelt ending:



UNCLE BOB?
YOU'RE A WEB DESIGNER, MILES. NOT A DETECTIVE. GO BACK TO YOUR COMPUTER.
SNAP
YOU'RE THE ONLY PERSON WHO CAN HELP ME. ALSO, YOU'RE THE ONLY PERSON I KNOW.
SAY NO MORE

COMPARABLE FILMS

SIMILAR FILMS

DIE KRITIKEN ÜBERSCHLAGEN SICH!
BRICK

BRICK 2005

SHOT: 2005, $500,000 PRODUCTION BUDGET

RELEASED: MARCH 2006

$2,700,00 DOMESTIC GROSS (YTD)

$3,947,579 WORLDWIDE GROSS (YTD)

BRONSON

BRONSON 2008

SHOT: 2008, $230,000 PRODUCTION BUDGET

RELEASED: OCTOBER 2009*

$2,260,712 WORLDWIDE GROSS (YTD)

*Shot and released in United Kingdom

BLUE RUIN

BLUE RUIN 2013

SHOT: 2013, $420,000 PRODUCTION BUDGET

RELEASED: APRIL 2014

$993,313 WORLDWIDE GROSS (YTD)

KIDULTHOOD
IN CINEMAS MARCH 3

KIDULTHOOD 2006

SHOT: 2006, $792,000 PRODUCTION BUDGET

RELEASED: NOVEMBER 2008

$2,020,603 WORLDWIDE GROSS (YTD)

STYLE AND TONE



Scott Pilgrim vs the World
An epic of epic epicness.

Scott Pilgrim vs the World

KICK ASS
SHUT UP. KICK-ASS.

Kick Ass

RUSSELL CROWE
RYAN GOSLING
the nice guys
THEY'RE NOT THAT NICE
MAY 20

The Nice Guys



Everything Everywhere
All at Once   The Boys   Baby Driver

WHY NOW?

There are 3.3B gamers worldwide… and growing.

63% of U.S. households surveyed include at least one frequent gamer.

65% of homes own a video game-playing device, while **48%** own "a dedicated game console."

47% of gamers are between 18 and 49 years old.

U.S. Consumers spent **$48 Billion** on the gaming industry, and U.S. video game content generated **$57.2 Billion** in revenue in 2023.

The video games market is expected to be worth over **$189.3 billion** in 2024, from nearly $184 billion in 2023. There are more than **3.3 billion** video gamers from all over the world.

The Asia-Pacific region leads the global mobile gaming market, generating **64%** of total revenue in 2023, and China has more than **668 million** gamers in 2023.

76% of consumers in the U.S. who have ever played a video game as of 2024.

48% of gamers in the U.S. are women (2023).

36% of gamers in U.S. were aged between 18-34 (2022).

WHERE DOES THE MONEY GO?

Production (camera crew, lighting crew, stunts, locations, meals, rental equipment, talent), post-production (editing, sound design, color correction, music composer), and promotional materials. We have a star name interested and part of our raise is for their fee...



THEN WHAT HAPPENS?

Once the film is completed and a distribution deal has been secured, it is released to the public. With the growth of streaming, independent films have various avenues of distribution - pay per view (Amazon Prime, iTunes, Google Play, YouTube), SVOD (Netflix, Hulu, Showtime, Peacock) AVOD (Tubi, Roku, Freevee, Crackle, Vudu, Pluto), tv deals, streaming on airplanes - domestically as well as internationally - creating multiple streams of income.

WHAT ARE THE TERMS?

The offering is a 20% ROI, Executive Producer credit, and profit sharing (50/50 split with production) after recoupment of investment.

After payments of any incurred debts or balances, all revenue goes to investors on a pro rata basis until they receive 120% of their original investment. After 120% recoupment, the remaining "net profit" is split 50/50 between the investors and the production company.

The 50% production company split consists of percentages given to the director, producers, actors, writer, and other participants pre-determined by the production company.

Equity investors are paid out from the 50% investor's side and are proportionate to their percentage of investment contribution.

For example, if an investor contributes 50% of the cash needed for production, they will receive 50% of the investor's side profits. Net profit participation is paid out quarterly for the first two years, then annually thereafter, for as long as the film generates income.

WHAT ARE THE PERKS?

$100+

The Silver Screen: A Special thanks in end credits

THE PRODUCERS WISH TO THANK

TILDE SÆTHER	VIKTOR BJORNDAL	NORA ELVEBAKK
FRIDA LOVÅS	DŽEMAIL HADŽIĆ	TJAŠA DERIĆ
FÜLÖP MÓNIKA	SZÖLLŐSSI DZSENIFER	LƯU QUẢNG TOÀN
MAI THI TỐ TRƯỚC	TRỊNH QUANG DI	FUCSIA MUÑOZ
ELAL SALAZAR	PRÓSPERO SISNEROS	WOJTEK WYSOCKI
BOGUMIŁ SYMAŃSKI	MIŁOSZ KAMIŃSKI	BOGUSŁAWA ZAJĄC
SVEN AUDUNSSON	VETURLIÐI ÁSTRÁÐSSON	GUÐLEIF HELGADÓTTIR
HJÖRLEIFUR ÞÓR	ULRIKE PFAFF	MANNY DER LIBERO
GBOLIWE NNAMDI	CHIBUZO AMADI	POLLE LEEFLANG
ETIÈNNE VRIJDAG	DANYEL VAN CLEEF	LIINA JAAKKIMA
OTSO SOINI	LIARA T'SONI	THANE KRIOS
MORDIN SOLUS	MARTIN VAN BUREN	LETITIA CHRISTIAN TYLER
HELEN HERRON TAFT	ROSALYNN CARTER	WALTER F. MONDALE
ELEANOR ROOSEVELT	HENRY A. WALLACE	ALBERT GORE
BETTY FORD	JULIA DENT GRANT	SPIRO T. AGNEW
MARY TODD LINCOLN	THEODORE ROOSEVELT	LADY BIRD JOHNSON
MICHELLE OBAMA	PAT NIXON	DOLLEY MADISON
IDA SAXTON McKINLEY	GEORGE CLINTON	RACHEL JACKSON
ANDREW JOHNSON	HANNIBAL HAMLIN	HENRY WILSON
NELSON ROCKEFELLER	LYNDON B. JOHNSON	ABIGAIL ADAMS
	GERALD R. FORD	

$500+

The Insider: Above perk plus access to exclusive behind the scenes content



$1,000+

The Swag: Everything above, plus autographed copy of the script





$5,000+

The VIP: Everything above, plus a private, secured digital link preview to the completed film



$10,000+

Celeb Status: Everything above, plus an invitation to be an extra in the film and a live stream Q&A from set with cast and crew members





$25,000+

Film Producer Vibes: Everything above, plus live set visit on the last day of filming plus access to the wrap party, AND Associate Producer credit!



WHAT IS THE TIMELINE?

An estimated 12 months from the start of the shoot, which includes film, post-production, and simultaneously securing distribution through our sales agents. The release date is set, and the deliverables from the filmmaker are sent to the proper avenues.

FUNDING	PRE-PRODUCTION	PRODUCTION	POST-PRODUCTION	RELEASE DATE
	LOCATIONS, OFFERS TO TALENT, SCHEDULING: 3 WEEKS	FILMING 1 WEEK	EDITING, VFX, SCORE, SOUND DESIGN, DELIVERABLES TO DISTRIBUTOR 9 WEEKS	TBD IN CONJUNCTION WITH DISTRIBUTION COMPANY

*TIMELINE IS CONTINGENT UPON CAST AVAILABILITY, LOCATION AVAILABILITY, PERMITS, WEATHER, DISTRIBUTOR'S PLANNED RELEASE DATE.

BECOME A HERO!

This film began as a simple idea: a gamer girl whose console is stolen. But why? And what unique and interesting relationships develop from that? Inspired by the fast paced and witty films like Deadpool to the dry comedy of Nice Guys as well as Kick Ass, Scott Pilgrim, Hunt for the Wilderpeople, and Brick, I developed the story of an odd couple crime solving duo that both go through emotional growing pains in becoming better versions of themselves in the backdrop of a dark and dangerous world - while ultimately examining what family means and what brings people together.

I love this story enough to continue to push forward and bring elements together, from getting a star name on board to pitching investors to seeking gamer cameos to product placement outreach to exploring NFTs as a source of funding while pursuing the best avenues of achieving this unique creative vision; an independent film has the ability to preserve the storytelling experience and connect with the audience directly from the creative filmmaker's mind, and while it's a bigger struggle than studio films, it's also far more rewarding, and truly driven by passion.

What's really special about this film is that it has the potential to function as a disruptor in an industry full of studio superhero films with bloated budgets saturating the market; We Could Be Heroes is a commercial gamer-centric story made with a lean budget to maximize the potential return.

I hope you join us on this fun and exciting journey in disrupting the status quo and being a part of something legendary.

Sincerely,


– Mark Elias





Want to see more? Check out our <u>lookbook</u>.